# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AbCellera Biologics Inc., CIK 0001703057
CUSIP: 00288U106
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 150 W 4th Avenue, Vancouver, British Columbia Canada (A1), V5Y 1G6
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001834412

## Reporting persons
- Carl L.G. Hansen: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 65,913,149; shared voting power 0; sole dispositive power 65,913,149; shared dispositive power 0; aggregate amount beneficially owned 65,913,149 (19.7% of the class)
- Thermopylae Holdings Ltd.: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 56,134,097; shared voting power 0; sole dispositive power 56,134,097; shared dispositive power 0; aggregate amount beneficially owned 56,134,097 (17.2% of the class)

## Item 1. Issuer
Name of issuer: AbCellera Biologics Inc.
Address of issuer's principal executive offices: 150 W 4th Avenue, Vancouver, British Columbia, Canada V5Y 1G6

## Item 2. Person Filing
Name of person filing:
Carl L.G. Hansen
Thermopylae Holdings Ltd.
Address of principal business office or, if none, residence:
c/o AbCellera Biologics Inc.
150 W 4th Avenue
Vancouver, British Columbia, Canada V5Y 1G6
Citizenship: Carl L.G. Hansen is a citizen of Canada. Thermopylae Holdings Ltd. is a company incorporated under the Business Corporations Act of British Columbia, Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Carl L.G. Hansen: 65,913,149 Common Shares. Dr. Hansen may be deemed to have voting and dispositive power over (i) 56,134,097 Common Shares directly owned by Thermopylae Holdings Ltd., which is wholly owned by Dr. Hansen, (ii) 898,000 Common Shares directly held by Dr. Hansen, and (iii) 8,881,052 Common Shares issuable to Dr. Hansen upon exercise of share options exercisable within 60 days after September 30, 2026.
Thermopylae Holdings Ltd.: 56,134,097 Common Shares directly owned.
Percent of class:
Carl L.G. Hansen: 19.7%. The percentage is based on (i) 326,332,641 Common Shares outstanding as of September 30, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, as filed by the Issuer with the Securities and Exchange Commission on November 9, 2026, and (ii) 8,881,052 Common Shares issuable to Dr. Hansen upon exercise of share options exercisable within 60 days after September 30, 2026, which have been added to the Common Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
Thermopylae Holdings Ltd.: 17.2%. The percentage is based on 326,332,641 Common Shares outstanding as of September 30, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, as filed by the Issuer with the Securities and Exchange Commission on November 9, 2026.
Sole power to vote or to direct the vote:
Carl L.G. Hansen: 65,913,149
Thermopylae Holdings Ltd.: 56,134,097
Shared power to vote or to direct the vote:
Carl L.G. Hansen: 0
Thermopylae Holdings Ltd.: 0
Sole power to dispose or to direct the disposition:
Carl L.G. Hansen: 65,913,149
Thermopylae Holdings Ltd.: 56,134,097
Shared power to dispose or to direct the disposition:
Carl L.G. Hansen: 0
Thermopylae Holdings Ltd.: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Carl L.G. Hansen: /s/ Carl L.G. Hansen, Carl L.G. Hansen (11/13/2026)
- Thermopylae Holdings Ltd.: /s/ Carl L.G. Hansen, Carl L.G. Hansen, Director (11/13/2026)